UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Director

On June 3, 2021, Mr. Penglin Wang tendered his resignation as a director of China Xiangtai Food Co., Ltd. (the “Company”), effective June 3, 2021. Mr. Wang’s resignation is not the result of any disagreement with the Company’s operations, policies or procedures.

On June 3, 2021, Mr. Bangquan Ou tendered his resignation as a director, the chairman of the nominating committee of the board of directors, and a member of the audit committee and the compensation committee of the Company, effective June 3, 2021. Mr. Ou’s resignation is not the result of any disagreement with the Company’s operations, policies or procedures.

As unanimously approved by the board of directors of the Company, Mr. Zhaorong Zhu, a director, the chairman of the compensation committee and a member of the audit committee and the nominating committee, will be the new chairman of the nominating committee in succession to Mr. Bangquan Ou.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2021	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board